Oncolytics Biotech® Reports First Quarter 2024 Financial Results and Operational Highlights

Pelareorep advancing to registration-enabling studies

Preparations underway for Type C meeting with the FDA to establish registrational pathway in HR+/HER2- metastatic breast cancer

Overall survival data from BRACELET-1 breast cancer study expected in H2 2024

Cash position of $29.6 million provides runway through critical milestones into 2025

Management hosting conference call and webcast today at 4:30 p.m. ET

SAN DIEGO, CA and CALGARY, AB, May 9, 2024 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, today announced recent operational highlights and financial results for the first quarter ended March 31, 2024. All dollar amounts are expressed in Canadian currency unless otherwise noted.

“Our 2024 is off to an exciting start as we have been granted a Type C meeting with the FDA to discuss our planned registration-enabling study in breast cancer. With respect to our GOBLET study, we expanded enrollment in the anal cancer cohort and expect to begin enrolling patients this quarter into our new pancreatic cancer cohort investigating modified FOLFIRINOX/pelareorep with or without atezolizumab,” said Dr. Matt Coffey, President and Chief Executive Officer of Oncolytics. “This new GOBLET study activity represents an opportunity to significantly expand pelareorep’s impact on gastrointestinal cancers. Our 2024 milestones are driven by a robust clinical database from two positive randomized studies in HR+/HER2- metastatic breast cancer, multiple cohorts from our GOBLET study, especially in pancreatic and anal cancers, and consistent translational data across several indications. Together, these studies have repeatedly demonstrated the potential benefits of pelareorep treatment and support its mechanism of action as a differentiated immunotherapeutic agent.”

Dr. Coffey continued, “Looking ahead, Oncolytics is focused on advancing pelareorep towards registration-enabling studies in breast and pancreatic cancer that will lead to the broad adoption of pelareorep as a treatment for cancer. We are optimistic about the potential for pelareorep to improve the care of cancer patients and look forward to updating investors with our progress on these important milestones.”

First Quarter and Subsequent Highlights

FDA Type C meeting granted to discuss plans for breast cancer. Oncolytics has been granted a meeting with the FDA to discuss the Company’s planned registration-enabling study for pelareorep in HR+/HER2- metastatic breast cancer. Aligning with the FDA on the design and objectives of a registrational trial for pelareorep in metastatic breast cancer is a key near-term milestone and a critical step towards bringing this innovative treatment to patients. Encouraging data from two randomized studies (BRACELET-1 and IND-213) showing a meaningful benefit for patients receiving pelareorep and paclitaxel compared to paclitaxel monotherapy, in addition to translational data from the AWARE-1 study, form the basis for Oncolytics’ registrational program. Ongoing dialogue with clinical collaborators and potential partners, as well as prior FDA guidance, has helped the Company shape its thinking on the optimal registration pathway, which is reflected in the briefing document that was submitted to the FDA in advance of the upcoming Type C meeting.

Initiated enrollment expansion of the GOBLET anal cancer cohort. Enrolling additional patients into this cohort was initiated as a result of compelling clinical data. These data, presented at a medical meeting last fall, showed that the combination of pelareorep and atezolizumab yielded a 37.5% objective response rate in patients with second-line or later unresectable squamous cell carcinoma of the anal canal (SCCA), including one patient who had a complete response ongoing at 12 months. These data compare favorably to historical clinical results, which showed that patients with second-line or later anal carcinoma experienced response rates of 10-14%1-3 when treated with checkpoint inhibitor monotherapy. The addition of 18 evaluable patients could further validate the impressive results reported to date and potentially advance pelareorep toward a future registration in another indication (link to the PR).

Received German regulatory and ethics approval to begin enrolling patients in a new pancreatic cancer cohort supported by PanCAN. As part of the Company’s strategy to improve treatment options for pancreatic ductal adenocarcinoma (PDAC) patients, pelareorep will be evaluated in a new cohort of the GOBLET study. This cohort will include pelareorep in combination with modified FOLFIRINOX (mFOLFIRINOX), one of the most widely used therapies in this indication, with or without atezolizumab. The Pancreatic Cancer Action Network (PanCAN) awarded Oncolytics US$5 million to fund this cohort as a result of being selected to receive PanCAN’s Therapeutic Accelerator Award, which is granted to accelerate the development of new treatments for pancreatic cancer. Oncolytics is also continuing to develop pelareorep in combination with atezolizumab and gemcitabine/nab-paclitaxel, another commonly used therapy for PDAC patients. This combination has already proven to exceed historical outcomes and resulted in a Fast Track designation from the FDA. Therefore, a compelling efficacy signal for pelareorep in combination with mFOLFIRINOX could lead to another registration-enabling study in PDAC (link to the PR).

Upcoming presentations at the 2024 American Society of Clinical Oncology (ASCO) Annual Meeting. Oncolytics will share updates on cohort 5 of the GOBLET study in which the combination of pelareorep and mFOLFIRINOX +/- atezolizumab will be evaluated, and on pelareorep’s ability to drive TIL expansion in pancreatic, breast, and colon cancer (link to the PR).

Financial Highlights

•As of March 31, 2024, the Company reported $29.6 million in cash and cash equivalents, with a projected cash runway through critical milestones and into 2025.

•Net cash used in operating activities for the three months ended March 31, 2024 was $7.5 million, compared to $7.8 million for the three months ended March 31, 2023. The change reflected higher net operating activities and non-cash working capital changes.

•General and administrative expenses for the first quarter of 2024 were $3.0 million, compared to $3.2 million for the first quarter of 2023. The decrease was primarily due to lower public-company related expenses associated with lower investor relations activities and lower directors and officers liability insurance premiums.

•Research and development expenses for the first quarter of 2024 were $5.7 million, compared to $3.5 million for the first quarter of 2023. The increase was primarily due to higher manufacturing expenses associated with completing a cGMP production run and the related batch testing. We also started preparations for an upcoming product fill.

•The net loss for the first quarter of 2024 was $6.9 million, compared to a net loss of $6.4 million for the first quarter of 2023. The basic and diluted loss per share was $0.09 in the first quarter of 2024, compared to a basic and diluted loss per share of $0.10 in the first quarter of 2023.

Anticipated Milestones

•Mid 2024: Guidance on the registration path for HR+/HER2- mBC (metastatic breast cancer)
•Q2 2024: Initiation of the GOBLET PDAC cohort investigating pelareorep/mFOLFIRINOX +/- atezolizumab and supported by PanCAN
•H2 2024: Overall survival results from the BRACELET-1 trial

Webcast and Conference Call

Management will host a conference call for analysts and investors at 4:30 p.m. ET today, May 9, 2024. To access the call, please dial (800) 836-8184 (North America) or (289) 819-1350 (International), and if needed, provide Conference ID: 77797. To join the conference call without operator assistance, please click here. A live webcast of the call will also be available by clicking here or on the Investor Relations page of Oncolytics’ website, available by clicking here, and will be archived for three months. A dial-in replay will be available for one week and can be accessed by dialing (888) 660-6345 (North America) or (289) 819-1450 (International) and using replay code: 77797#.

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)
(in thousands of Canadian dollars, except share amounts)

As at	March 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$ 29,603	$ 34,912
Other receivables	102	15
Prepaid expenses	3,054	3,246
Warrant derivative	623	—
Total current assets	33,382	38,173
Property and equipment	301	282
Right-of-use assets	1,067	365
Total assets	$ 34,750	$ 38,820
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$ 3,610	$ 3,572
Other liabilities	314	332
Lease liabilities	179	133
Warrant derivative	—	200
Total current liabilities	4,103	4,237
Contract liability	6,730	6,730
Lease liabilities	948	290
Total liabilities	11,781	11,257
Commitments and contingencies
Shareholders' equity
Share capital Authorized: unlimited Issued: March 31, 2024 – 75,419,768 December 31, 2023 – 74,423,960	432,507	430,906
Contributed surplus	42,689	42,116
Accumulated other comprehensive income	670	544
Accumulated deficit	(452,897)	(446,003)
Total shareholders' equity	22,969	27,563
Total liabilities and shareholders' equity	$ 34,750	$ 38,820

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)
(in thousands of Canadian dollars, except share amounts)

Three months ended March 31,	2024	2023
Expenses
Research and development	$ 5,743	$ 3,539
General and administrative	2,983	3,195
Loss before the following	(8,726)	(6,734)
Change in fair value of warrant derivative	869	31
Foreign exchange gain	517	1
Interest income, net	446	265
Net loss	(6,894)	(6,437)
Other comprehensive income (loss) items that may be reclassified to net loss
Translation adjustment	126	(3)
Total comprehensive loss	$ (6,768)	$ (6,440)

Basic and diluted loss per common share	$ (0.09)	$ (0.10)
Weighted average number of shares (basic and diluted)	75,244,637	62,344,544

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
(in thousands of Canadian dollars)

	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
As at December 31, 2022	$ 404,040	$ 40,051	$ 662	$ (418,251)	$ 26,502
Net loss and other comprehensive loss	—	—	(3)	(6,437)	(6,440)
Issued pursuant to "At the Market" Agreement	5,552	—	—	—	5,552
Share issue costs	(180)	—	—	—	(180)
Share-based compensation expense	—	317	—	—	317
As at March 31, 2023	$ 409,412	$ 40,368	$ 659	$ (424,688)	$ 25,751

As at December 31, 2023	$ 430,906	$ 42,116	$ 544	$ (446,003)	$ 27,563
Net loss and other comprehensive income	—	—	126	(6,894)	(6,768)
Issued pursuant to incentive share award plan	3	(3)	—	—	—
Issued pursuant to "At the Market" Agreement	1,669	—	—	—	1,669
Share issue costs	(71)	—	—	—	(71)
Share-based compensation expense	—	576	—	—	576
As at March 31, 2024	$ 432,507	$ 42,689	$ 670	$ (452,897)	$ 22,969

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in thousands of Canadian dollars)

	Three months ended March 31,
	2024	2023
Operating Activities
Net loss for the period	$ (6,894)	$ (6,437)
Depreciation - property and equipment	28	21
Depreciation - right-of-use-assets	95	76
Share-based compensation expense	576	317
Interest expense (income), net	15	(96)
Unrealized foreign exchange gain	(387)	(124)
Change in fair value of warrant derivative	(869)	(31)
Net change in non-cash working capital	(33)	(1,555)
Cash used in operating activities	(7,469)	(7,829)
Investing Activities
Acquisition of property and equipment	(46)	(5)
Maturities of marketable securities	—	6,674
Cash (used in) provided by investing activities	(46)	6,669
Financing Activities
Proceeds from "At the Market" equity distribution agreement, net	1,598	5,372
Payment of lease liabilities	(103)	(101)
Cash provided by financing activities	1,495	5,271
(Decrease) increase in cash and cash equivalents	(6,020)	4,111
Cash and cash equivalents, beginning of period	34,912	11,666
Impact of foreign exchange on cash and cash equivalents	711	95
Cash and cash equivalents, end of period	$ 29,603	$ 15,872

References
1.Rao S, et al. Phase II study of retifanlimab in patients (pts) with squamous carcinoma of the anal canal (SCAC) who progressed following platinum-based chemotherapy. Annals of Oncology. 2020 September. doi: https://doi.org/10.1016/j.annonc.2020.08.2272.
2.Marabelle A, et al. Pembrolizumab for previously treated advanced anal squamous cell carcinoma: results from the non-randomised, multicohort, multicentre, phase 2 KEYNOTE-158 study. Lancet Gastroenterol Hepatol. 2022 May;7(5):446-454. doi: 10.1016/S2468-1253(21)00382-4.
3.Lonardi S, et al. Randomized phase II trial of avelumab alone or in combination with cetuximab for patients with previously treated, locally advanced, or metastatic squamous cell anal carcinoma: the CARACAS study. J Immunother Cancer. 2021 November;9(11):e002996. doi: 10.1136/jitc-2021-002996. PMID: 34815354; PMCID: PMC8611452.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For further information, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; this new GOBLET study activity represents an opportunity to significantly expand pelareorep’s impact in gastrointestinal cancers ; our focus on advancing pelareorep towards registration-enabling studies in breast and pancreatic cancer that will lead to the broad adoption of pelareorep as a treatment for cancer; our optimism about the potential for pelareorep to improve the care of cancer patients; our 2024 milestones, including aligning with the FDA on the design and objectives of a registrational trial for pelareorep in metastatic breast cancer, initiation of the PDAC cohort incorporating pelareorep/mFOLFIRINOX +/- atezolizumab and supported by PanCAN; and release of overall survival results from the BRACELET-1 trial and the anticipated timing for each; our belief that the addition of 18 evaluable patients could further validate study results in SCCA; our belief that a compelling efficacy signal for pelareorep in combination with mFOLFIRINOX could lead to another registration-enabling study in PDAC; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com